EXHIBIT 11.1

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                  WESTERN MICRO TECHNOLOGY, INC. AND SUBSIDIARY

                       COMPUTATION OF NET INCOME PER SHARE

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (Unaudited)

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                                       For the Three Months   For the Six Months
                                          Ended June 30,        Ended June 30,
                                          ---------------      ---------------
                                            1997     1996       1997     1996
                                           ------   ------     ------   ------
Weighted average shares
  outstanding for the period               4,805    4,205       4,673    4,193

Dilutive effect of common equivalent
shares under the treasury stock method       391      324         407      250
                                          ------   ------      ------   ------

Average shares used for computing
  primary net income per share             5,196    4,529       5,080    4,443

Adjustment for dilutive effect of
  employee stock options at ending
  market price                                44                   26       42

Average shares used for computing fully
  diluted net income per share             5,240    4,529       5,106    4,485
                                          ======   ======      ======   ======
Net income                                $  407   $  486      $  950   $  857
                                          ======   ======      ======   ======
Net income per common share:

Primary net income per share              $ 0.08   $ 0.11      $ 0.19   $ 0.19
                                          ======   ======      ======   ======
Fully diluted net income per share        $ 0.08   $ 0.11      $ 0.19   $ 0.19
                                          ======   ======      ======   ======
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